Exhibit 99.1

120 GERDAU
Shape the future

Quarterly results

GERDAU S.A.

4Q20

São Paulo, February 24, 2021 – Gerdau S.A. (B3: GGBR4 / NYSE: GGB) announces its results for the fourth quarter of 2020. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

GERDAU’S PERFORMANCE IN 4Q20

Operating Results

CONSOLIDATED
Volumes (1,000 tonnes)	4Q20	4Q19	∆	3Q20	∆	12M20	12M19	∆
Production of crude steel	3,374	2,952	14%	3,200	5%	12,194	12,453	-2%
Shipments of steel	3,217	3,078	5%	3,189	1%	11,461	12,090	-5%
Results (R$ million)
Net Sales	13,620	9,533	43%	12,222	11%	43,815	39,644	11%
Cost of Goods Sold	(10,960)	(8,857)	24%	(10,525)	4%	(37,884)	(35,441)	7%
Gross profit	2,660	676	293%	1,697	57%	5,931	4,203	41%
Gross margin (%)	19.5%	7.1%		13.9%		13.5%	10.6%
SG&A	(483)	(352)	37%	(370)	31%	(1,530)	(1,430)	7%
Selling expenses	(165)	(117)	41%	(131)	26%	(513)	(476)	8%
General and administrative expenses	(318)	(235)	36%	(239)	33%	(1,017)	(954)	7%
%SG&A/Net Sales	3.5%	3.7%		3.0%		3.5%	3.6%
Adjusted EBITDA	3,056	1,138	169%	2,139	43%	7,690	5,733	34%
Adjusted EBITDA Margin	22.4%	11.9%		17.5%		17.6%	14.5%

Production and Shipments

In 4Q20, crude steel production grew in relation to both 3Q20 and 4Q19, supported by the continued recovery in demand in the various countries where the company operates.

Steel shipments grew in 4Q20 in relation to 4Q19, led by shipments to the domestic market of the Brazil BD and to the North America BD. Compared to 3Q20, the stability in shipments in a seasonally weaker quarter is explained by the better performance of the Special Steel BD and North America BD.

Operating Result

Net Sales

Net sales in 4Q20 accompanied the growth in shipments in relation to 4Q19. Note that net sales in 4Q20 were mainly influenced by the 31% Brazilian real depreciation in the last 12 months, which had a positive effect especially on the translation of net sales from our operations in North America. Another highlight was the rebuilding of margins following the increases in raw materials, with the aim of maintaining profitability.

Cost of Goods Sold

Cost of goods sold accompanied the growth in shipments and increased in relation to 4Q19. There also were increases in the costs of key raw materials used by the Company, notably the 59% increase in scrap prices in Brazilian real and the 69% increase in the iron ore price in relation to 4Q20. In relation to 3Q20, the scrap price increased 19%, while the iron ore price rose 26%.

Gross Profit

Gross profit and gross margin expanded, reflecting the 10% increase in sales per tonne sold and the 3% increase in cost per tonne sold compared to 3Q20. Compared to 4Q19, margin expansion is explained by the strong domestic market in the Brazil BD, which reached 86% of total shipments of the division, up from 67% in 4Q19.

Selling, General & Administrative Expenses

Selling, general and administrative expenses increased in relation to the comparison periods, but remained stable as a ratio of net sales, at 3.5%.

EBITDA & EBITDA Margin

Breakdown of Consolidated EBITDA (R$ million)	4Q20	4Q19	∆	3Q20	∆	12M20	12M19	∆
Net income	1,057	102	939%	795	33%	2,388	1,217	96%
Net financial result	834	272	207%	303	175%	1,699	1,509	13%
Provision for income and social contribution taxes	674	193	249%	282	139%	1,108	458	142%
Depreciation and amortization	684	538	27%	647	6%	2,499	2,073	21%
EBITDA - Instruction CVM ¹	3,250	1,105	194%	2,027	60%	7,693	5,256	46%
Equity in earnings of unconsolidated companies	(75)	2	-	(71)	4%	(153)	17	-
Proportional EBITDA of associated companies and jointly controlled entities	171	86	99%	180	-5%	555	320	74%
Impairment of financial assets	(8)	5	-	3	-	64	21	204%
Non recurring items	(282)	(62)	354%	-	-	(471)	119	-
Fixed cost impacts of plants without production	-	131	-	-	-	119	369	-68%
Impairment of non-financial assets	412	-	-	-	-	412	-	-
Credit recovery / Provisions	(694)	(193)	259%	-	-	(1,002)	(250)	301%
Adjusted EBITDA²	3,056	1,138	169%	2,139	43%	7,690	5,733	34%
Adjusted EBITDA Margin	22.4%	11.9%		17.5%		17.6%	14.5%

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	4Q20	4Q19	3Q20	12M20	12M19
EBITDA - Instruction CVM ¹	3,250	1,105	2,027	7,693	5,256
Depreciation and amortization	(684)	(538)	(647)	(2,499)	(2,073)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES³	2,566	567	1,380	5,194	3,183

1 – Non-accounting measure calculated in accordance with CVM Instruction 527.

2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

3 - Accounting measure reported in the consolidated Income Statement.

Adjusted EBITDA and adjusted EBITDA margin in 4Q20 expanded in relation to the comparison periods in all business divisions, led by the Brazil BD. This result demonstrates the capacity of Gerdau’s teams to capture opportunities and also reflects the better moment in the global steel industry. Note that this is Company’s higher EBITDA ever for a fourth quarter.

EBITDA (R$ million) & EBITDA Margin (%)

Financial Result & Net Income

CONSOLIDATED (R$ million)	4Q20	4Q19	∆	3Q20	∆	12M20	12M19	∆
Income before financial income expenses and taxes¹	2,565	568	352%	1,380	86%	5,194	3,184	63.1%
Financial Result	(834)	(272)	207%	(303)	175%	(1,699)	(1,509)	13%
Financial income	55	86	-36%	42	30%	194	223	-13%
Financial expenses	(379)	(404)	-6%	(354)	7%	(1,448)	(1,470)	-1%
Exchange variation, net (including net investment hedge)	(142)	95	-	57	-	(111)	(120)	-7%
Exchange variation (other currencies)	(128)	(49)	160%	(48)	167%	(93)	(127)	-27%
Bonds repurchase expenses	(239)	-	-	-	-	(239)	-	-
Gains (losses) on financial instruments, net	(1)	1	-	(1)	0%	(1)	(15)	-95%
Income before taxes¹	1,731	296	674%	1,076	61%	3,495	1,675	109%
Income and social contribution taxes	(674)	(193)	249%	(282)	139%	(1,108)	(458)	142%
Exchange variation including net investment hedge	(3)	(81)	-96%	1	-	97	109	-11%
Other lines	(484)	(112)	332%	(283)	71%	(953)	(566)	68%
Non recurring items	(187)	-	-	-	-	(251)	-	-
Consolidated Net Income ¹	1,057	102	939%	795	33%	2,388	1,217	96%
Non recurring items	145	(41)	-	-	-	20	78	-75%
Credit recovery / Provisions	(694)	(193)	260%	-	-	(1,002)	(250)	301%
Income tax on extraordinary items	187	21	788%	-	-	251	(41)	-
Bonds repurchase expenses	239	-	-	-	-	239	-	-
Impairment of non-financial assets	412	-	-	-	-	412	-	-
Fixed costs Impacts of plants without production	-	131	-	-	-	119	369	-68%
Consolidated Adjusted Net Income²	1,202	61	1878%	795	51%	2,408	1,295	86%

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

In 4Q20 compared to 3Q20 and 4Q19, the variation in the financial result was basically due to the effects from exchange variation and the expenses with bond repurchases. The purpose of the bond operation was to decrease the exposure of foreign-denominated debt to mitigate the effect of the 29% Brazilian real depreciation against the U.S. dollar in 2020.

Adjusted net income in 4Q20 increased in comparison to 3Q20 and 4Q19, supported by EBITDA growth.

Dividends

On February 23, 2021, the Board of Directors of Gerdau S.A. approved the distribution of dividends as interest on equity in the amount of R$ 221.2 million (R$ 0.13 per share), to be paid as an advance on the minimum mandatory dividend for 2020, as stipulated in the Bylaws.

Record date: shareholding position on March 11, 2021

Ex-dividend date: March 12, 2021

On December 8, 2020, the Board of Directors of Gerdau S.A. approved the distribution of dividends as interest on equity in the amount of R$ 289.2 million (R$ 0.17 per share), to be paid as an advance on minimum mandatory dividend in 2020, as stipulated in the Bylaws.

Record date: shareholding position on December 21, 2020

Ex-dividend date: December 22, 2020

The payment date is March 25, 2021 for both distributions.

Working Capital & Cash Conversion Cycle

The cash conversion cycle (working capital divided by daily net revenue in the quarter) decreased from 63 days in September 2020 to 49 days in December 2020. This record-high level is explained by the increased freeing up of working capital and by the net sales growth in 4Q20 compared to 3Q20.

Working Capital (R$ million) & Cash Conversion Cycle (days)

Financial Liabilities

Debt composition (R$ million)	12.31.2020	09.30.2020	12.31.2019
Short Term	1,432	2,173	1,562
Long Term	16,084	17,368	14,488
Gross Debt	17,516	19,541	16,050
Cash, cash equivalents and short-term investments	7,658	7,200	6,295
Net Debt	9,858	12,341	9,755

On December 31, 2020, gross debt was 8% short term and 92% long term. Through its liability management, the Company reduced its consolidated exposure denominated in U.S. dollar to 77% of total gross debt, with the repurchase of bonds in the principal amount of US$300 million and the raising of R$1.2 billion through bilateral loans denominated in Brazilian real. As a result, debt denominated in Brazilian real now accounts for 23% of total gross debt.

On December 31, 2020, 29% of cash was in U.S. dollar.

The evolution in key debt indicators is shown below:

Indicators	12.31.2020		09.30.2020		12.31.2019
Gross debt / Total capitalization ¹	36%		38%		37%
Net debt² (R$) / EBITDA ³ (R$)	1.25	x	2.78	x	1.67	x

1 - Total capitalization = shareholders' equity + gross debt – interest on debt.
2 – Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.
3 – Adjusted EBITDA in the last 12 months.

The reduction in the net debt/EBITDA ratio from 2.07x on September 30, 2020 to 1.25x on December 31, 2020 is explained mainly by the amortizations in the period, the effects from exchange variation on debt and the higher cash generation.

Note that this means that the Company’s management has achieved one goal of its financial policy approved by the Board of Directors, which is keeping the net debt/EBITDA ratio between 1.0x and 1.5x.

Gross debt payment schedule

(R$ billion)

At the end of December 2020, the nominal weighted average cost of gross debt was 4.7%, or 2.46% for the portion denominated in Brazilian real, 5.7% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 4.25% for the portion contracted by subsidiaries abroad. On December 31, 2020, the average gross debt term was 7.7 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Investments

Capital expenditure amounted to R$ 549 million in 4Q20, with R$ 233 million allocated to general maintenance, R$ 94 million to maintenance of the Ouro Branco Mill (MG) and R$ 222 million to technological expansion and updating. Of the amount invested in the quarter, 53% was allocated to the Brazil BD, 13% to the Special Steel BD, 30% to the North America BD and 4% to the South America BD.

CAPEX in 2020 amounted to approximately R$ 1.6 billion.

In 2020, of the total investments, 26% are related to environmental improvements in existing facilities, with this environmental investment exceeding the percentage of such investments in the last three years.

The investments bring the following environmental benefits:

•	New tailings filtration system, which is an innovative project in the iron ore process that will allow for eliminating the use of tailings dams.
•	Formation of planted forests to ensure the supply of biomass to our mills, resulting in environmental benefits and supporting the company’s carbon management by reducing gas emissions causing climate change, since the bioreducer is a renewable source of carbon.
•	Expansion and modernization of environmental control systems, such as dedusting, wastewater treatment lake, scrap inbound shipping and processing to reduce impacts on material topics relating to air emissions and water management.
•	Improvements and technological updating that enable higher energy efficiency gains and lower greenhouse gas emissions driven by reducing losses in continuous casting, electric arc furnace, spheroidization furnace and logistics processes.

CAPEX projected for 2021 is R$ 3.5 billion, with the CAPEX estimate for the three-year period (2019-2021) revised to R$ 6.9 billion.

The investments in technological expansion and updating will be made as expectations for the market’s recovery and for free cash flow generation in the period are maintained.

Conclusion of acquisition of Silat

On November 30, 2020, the Company, through its subsidiary Gerdau Aços Longos S.A., concluded, after meeting the respective conditions precedent, including approval by Brazil's antitrust agency CADE, the acquisition of 96.35% of shares issued by Siderúrgica Latino-Americana S.A. (“SILAT”) for R$ 475.9 million. SILAT, which is located in Caucaia in the Fortaleza metropolitan area of Ceará state, has annual installed capacity of 600,000 tons of long steel rolled goods. With the transaction, Gerdau strengthens its positioning in the region and reinforces its strategy to better serve its clients in the domestic market.

Free Cash Flow

Free cash flow in 4Q20 was positive R$ 2.4 billion, which is explained by the combination of EBITDA growth on the prior quarter and lower working capital needs. Note that in 2020, the Company registered positive free cash flow of R$ 4.5 billion for the second straight year, which strengthened its liquidity position.

Free Cash Flow (R$ million)

Free Cash Flow, Quarterly (R$ million)

PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•	Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•	North America BD (North America Business Division) – includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entities and associate company, both located in Mexico;

•	South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;

•	Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States.

NET SALES

EBITDA AND EBITDA MARGIN

BRAZIL BD

BRAZIL BD	4Q20	4Q19	∆	3Q20	∆	12M20	12M19	∆
Volumes (1,000 tonnes)
Production of crude steel	1,565	1,439	9%	1,553	1%	5,492	5,563	-1%
Shipments of steel	1,419	1,493	-5%	1,513	-6%	5,219	5,609	-7%
Domestic Market	1,226	1,004	22%	1,298	-6%	4,394	3,959	11%
Exports	193	490	-61%	216	-11%	825	1,650	-50%
Shipments of long steel	1,007	1,059	-5%	1,067	-6%	3,671	4,134	-11%
Domestic Market	821	637	29%	871	-6%	2,939	2,633	12%
Exports	186	423	-56%	196	-5%	733	1,500	-51%
Shipments of flat steel	412	434	-5%	446	-8%	1,548	1,475	5%
Domestic Market	406	367	11%	426	-5%	1,455	1,325	10%
Exports	7	67	-90%	20	-67%	92	150	-38%
Results (R$ million)
Net Sales¹	5,787	4,057	43%	4,990	16%	17,753	16,122	10%
Domestic Market	5,258	3,175	66%	4,465	18%	15,725	12,912	22%
Exports	529	882	-40%	526	1%	2,028	3,210	-37%
Cost of Goods Sold	(4,119)	(3,782)	9%	(3,904)	6%	(14,180)	(14,363)	-1%
Gross profit	1,668	275	506%	1,087	53%	3,573	1,759	103%
Gross margin (%)	28.8%	6.8%		21.8%		20.1%	10.9%
Adjusted EBITDA²	1,790	539	232%	1,253	43%	4,178	2,642	58%
Adjusted EBITDA Margin (%)	30.9%	13.3%		25.1%		23.5%	16.4%

1 – Includes iron ore sales.

2 – EBITDA adjusted for the elimination of non-recurring effects from the fixed costs of mills undergoing stoppages in the amount of R$ 65 million in 2Q20 and 2020 and R$ 238 million in 3Q19 and 2019.

Production & Shipments

Crude steel production remained stable in 4Q20 compared to 3Q20. Compared to 4Q19, crude steel production increased due to higher shipments in the domestic market.

Shipments to the domestic market registered significant growth in 4Q20 compared to 4Q19, driven by growing demand from construction and in the industry. A highlight was the construction retailing segment, which reflected the Company’s digital initiatives that agilely captured the strong growth in construction in Brazil’s various regions. In flat steel, the highlight was the demand for heavy plates to meet demand from the wind power and infrastructure sectors. Exports registered a decline in a natural movement to prioritize product shipments to the domestic market. In relation to 3Q20, total sales decreased following the normal seasonality for the fourth quarter.

In 4Q20, 540,000 tonnes of iron ore were sold to third parties and 1,039,000 tonnes were consumed internally.

Operating Result

Net sales increased in 4Q20 compared to 3Q20 and 4Q19, reflecting the higher shipments to the domestic market. Shipments to the domestic market as a ratio of total sales increased from 68% in 4Q19 to 86% in 4Q20. In 2020, there also was a movement to rebuild the costs of raw materials absorbed over recent years.

Cost of goods sold in 4Q20 increased in relation to both comparison periods, due to the higher costs of raw material in general. Scrap and iron ore prices rose 80% and 69%, respectively, compared to 4Q19. Compared to 3Q20, these product prices increased by 37% and 26%.

Gross profit and gross margin expanded in relation to both comparison periods, driven by the better market mix, with 86% of shipments going to the domestic market in 4Q20. The change in mix led the increase in revenue per tonne sold to outpace the increase in cost per tonne sold. Shipments to the domestic market are mainly composed of rolled steel products, whose revenue per tonne sold is higher than that of export products, which are mainly composed of crude steel.

In 4Q20, EBITDA and EBITDA margin grew in relation to both periods, accompanying gross profit, as explained above. Note that these were the highest results for EBITDA and EBITDA margin registered by the Brazil BD in the last 12 months.

EBITDA (R$ million) & EBITDA Margin (%)

NORTH AMERICA BD

NORTH AMERICA BD	4Q20	4Q19	∆	3Q20	∆	12M20	12M19	∆
Volumes (1,000 tonnes)
Production of crude steel	1,177	1,053	12%	1,154	2%	4,706	4,601	2%
Shipments of steel	1,166	1,050	11%	1,087	7%	4,334	4,275	1%
Results (R$ million)
Net Sales	5,030	3,375	49%	4,483	12%	17,458	14,656	19%
Cost of Goods Sold	(4,639)	(3,201)	45%	(4,196)	11%	(16,213)	(13,351)	21%
Gross profit	391	174	125%	288	36%	1,246	1,305	-5%
Gross margin (%)	7.8%	5.2%		6.4%		7.1%	8.9%
EBITDA	562	264	113%	461	22%	1,866	1,583	18%
EBITDA margin (%)	11.2%	7.8%		10.3%		10.7%	10.8%

Production & Shipments

Steel production and shipments in 4Q20 increased in relation to 3Q20, demonstrating the continued resilience of the non-residential construction market and the industry. Total construction investments (CPIP) increased 7% in the 12 months to November to reach US$ 1.4 trillion. Construction activity also remained strong, as shown by the Institute for Supply Management (ISM) index, which reached 60.7 in December 2020 (above 50 indicates growth).

Operating Result

The growth in net sales in 4Q20 compared to 4Q19 was mainly due to the 31% appreciation in the average U.S. dollar rate against the Brazilian real in the period. In relation to 3Q20, net sales accompanied the growth in shipments.

Cost of goods sold in 4Q20 increased compared to 4Q19 due to exchange variation effects, as mentioned above. In relation to 3Q20, COGS was impacted by higher scrap costs, as well as by the growth in shipments.

Gross profit and gross margin in 4Q20 increased in relation to 3Q20, due to higher shipments and the initiatives to streamline costs.

EBITDA and EBITDA margin in 4T20 grew in relation to both comparison periods, accompanying the evolution in gross profit and gross margin. Note that this was the highest EBITDA margin for a fourth quarter since 2007.

EBITDA (R$ million) & EBITDA Margin (%)

SOUTH AMERICA BD

SOUTH AMERICA BD	4Q20	4Q19	∆	3Q20	∆	12M20	12M19	∆
Volumes (1,000 tonnes)
Production of crude steel	184	161	14%	170	8%	574	609	-6%
Shipments of steel	331	274	21%	300	10%	962	1,059	-9%
Results (R$ million)
Net Sales	1,326	908	46%	1,252	6%	3,831	3,259	18%
Cost of Goods Sold	(974)	(770)	26%	(977)	0%	(3,015)	(2,762)	9%
Gross profit	352	138	155%	275	28%	816	497	64%
Gross margin (%)	26.5%	15.2%		22.0%		21.3%	15.3%
EBITDA	454	183	148%	376	21%	1,113	674	65%
EBITDA margin (%)	34.2%	20.2%		30.0%		29.1%	20.7%

1 – EBITDA adjusted for the elimination of non-recurring effects from the fixed costs of mills undergoing shutdowns in the amount of R$ 26 million in 2020.

Production & Shipments

Steel production and shipments in 4Q20 increased in relation to 3Q20 and 4Q19, supported by the continued good performance of the construction industry, especially in Peru and Argentina.

Operating Result

Net sales increased due to higher shipments and the effects from currency variation. Cost of goods sold remained in line with 3Q20.

Gross profit and gross margin increased in 4Q20 compared to both periods, since the increase in revenue per tonne sold surpassed the increase in costs per tonne sold in the period.

EBITDA and EBITDA margin in 4Q20 reflected the robust demand from the construction industry, mainly in Peru and Argentina, and the important contribution from the joint ventures. This was the highest EBITDA of the South America BD since 2008.

EBITDA (R$ million) & EBITDA Margin (%)

SPECIAL STEEL BD

SPECIAL STEEL BD	4Q20	4Q19	∆	3Q20	∆	12M20	12M19	∆
Volumes (1,000 tonnes)
Production of crude steel	448	299	50%	323	39%	1,422	1,680	-15%
Shipments of steel	407	343	19%	338	20%	1,252	1,586	-21%
Results (R$ million)
Net Sales	2,061	1,397	48%	1,705	21%	6,096	6,702	-9%
Cost of Goods Sold	(1,839)	(1,373)	34%	(1,640)	12%	(5,795)	(6,168)	-6%
Gross profit	222	24	828%	66	-	302	534	-44%
Gross margin (%)	10.8%	1.7%		3.8%		5.0%	8.0%
EBITDA	310	114	172%	168	85%	703	800	-12%
EBITDA margin (%)	15.1%	8.2%		9.9%		11.5%	11.9%

1 – EBITDA adjusted for the elimination of non-recurring effects from the fixed costs of mills undergoing shutdowns in the amount of R$ 28 million in 2020.

Production & Shipments

Steel production and shipments increased in 4Q20 compared to 4Q19 and 3Q20, reflecting the recovery of the automotive industry relating to the operations in Brazil, combined with the recovery in shipments from the United States, which is an effect already observed in the prior quarter.

There are still repercussions from the impacts of the oil price in the U.S. oil & gas industry and the lower exports of vehicles from Brazil to Argentina. On the other hand, the automotive industry is staging a significant recovery, with higher production and shipments in both Brazil and the United States.

Operating Result

The increase in net sales and cost of goods sold in 4Q20 compared to 4Q19 is mainly due to the effects from the 31% appreciation in the U.S. dollar against the Brazilian real on the revenues from the operations in the United States.

Gross profit and gross margin increased in the period, due to the economies of scale resulting from the higher sales. Note that this division has been posting a gradual recovery, as shown by the capacity utilization rates of 25% in 2Q20, 45% in 3Q20 and 70% in 4Q20.

EBITDA and EBITDA margin increased in 4Q20 compared to both periods, accompanying the performance of gross profit and gross margin in the period.

EBITDA (R$ million) & EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	December 31, 2020	December 31, 2019
CURRENT ASSETS
Cash and cash equivalents	4,617,204	2,641,652
Short-term investments	3,041,143	3,652,949
Trade accounts receivable - net	3,737,270	2,672,370
Inventories	9,169,417	7,659,737
Tax credits	1,201,312	504,302
Income and social contribution taxes recoverable	1,051,584	483,088
Fair value of derivatives	-	2,846
Other current assets	591,523	618,769
	23,409,453	18,235,713

NON-CURRENT ASSETS
Tax credits	664,045	465,549
Deferred income taxes	3,393,354	4,071,219
Related parties	134,354	95,445
Judicial deposits	1,825,791	1,991,715
Other non-current assets	590,864	464,169
Prepaid pension cost	39,196	45,381
Investments in associates and jointly-controlled entities	2,271,629	1,812,399
Goodwill	12,103,519	9,469,311
Leasing	815,311	777,314
Other Intangibles	622,578	673,262
Property, plant and equipment, net	17,252,915	15,901,493
	39,713,556	35,767,257

TOTAL ASSETS	63,123,009	54,002,970

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
	December 31, 2020	December 31, 2019
CURRENT LIABILITIES
Trade accounts payable	5,437,953	3,762,768
Short-term debt	1,424,043	1,544,211
Debentures	7,463	18,015
Taxes payable	600,089	432,988
Income and social contribution taxes payable	810,125	205,092
Payroll and related liabilities	591,653	479,693
Dividends payable	510,348	50,968
Leasing payable	231,703	202,536
Employee benefits	208	495
Environmental liabilities	125,992	60,913
Fair value of derivatives	971	-
Obligations with FIDC	944,513	-
Other current liabilities	797,082	666,858
	11,482,143	7,424,537

NON-CURRENT LIABILITIES
Long-term debt	13,188,891	11,594,612
Debentures	2,894,954	2,893,029
Related parties	22,855	-
Deferred income taxes	61,562	517,413
Provision for tax, civil and labor liabilities	1,172,511	809,299
Environmental liabilities	171,102	51,395
Employee benefits	1,861,231	1,469,949
Obligations with FIDC	42,893	1,018,501
Leasing payable	624,771	601,733
Other non-current liabilities	514,886	449,375
	20,555,656	19,405,306

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(229,309)	(242,542)
Capital reserves	11,597	11,597
Retained earnings	7,292,332	5,644,706
Operations with non-controlling interests	(2,870,825)	(2,870,825)
Other reserves	7,407,295	5,163,584
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	30,860,271	26,955,701

NON-CONTROLLING INTERESTS	224,939	217,426

EQUITY	31,085,210	27,173,127

TOTAL LIABILITIES AND EQUITY	63,123,009	54,002,970

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended on		For the year ended on
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
NET SALES	13,620,179	9,533,467	43,814,661	39,644,010

Cost of sales	(10,959,981)	(8,856,923)	(37,884,102)	(35,440,726)

GROSS PROFIT	2,660,198	676,544	5,930,559	4,203,284

Selling expenses	(165,094)	(117,788)	(512,950)	(476,339)
General and administrative expenses	(318,257)	(234,806)	(1,017,435)	(954,117)
Other operating income	965,291	329,286	1,763,684	636,847
Other operating expenses	(247,438)	(78,181)	(645,985)	(187,647)
Impairment of financial assets	7,999	(5,349)	(64,132)	(21,044)
Impairment of non-financial assets	(411,925)	-	(411,925)	-
Equity in earnings of unconsolidated companies	74,674	(2,376)	152,569	(17,050)

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,565,448	567,330	5,194,385	3,183,934

Financial income	54,754	85,566	194,092	223,213
Financial expenses	(379,032)	(403,836)	(1,448,461)	(1,469,754)
Bonds repurchases	(239,273)	-	(239,273)	-
Exchange variations, net	(269,642)	45,299	(204,291)	(247,555)
Gain and losses on financial instruments, net	(982)	1,153	(774)	(15,118)
	1,731,273	295,512
INCOME (LOSS) BEFORE TAXES	1,731,273	295,512	3,495,678	1,674,720

Current	(543,804)	52,012	(908,051)	(240,400)
Deferred	(130,673)	(245,319)	(199,573)	(217,433)
Income and social contribution taxes	(674,477)	(193,307)	(1,107,624)	(457,833)

NET INCOME (LOSS)	1,056,796	102,205	2,388,054	1,216,887

(+) Fixed costs of plants without production	-	-	119,356	-
(+) Maintenance Stoppage / Impacts of the Blast Furnace 1 reform of the Ouro Branco steel mill	-	131,110	-	368,813
(-) Credit recovery / Provisions	(693,710)	(193,083)	(1,001,483)	(250,311)
(+) Impairment of non-financial assets	411,925	-	411,925	-
(+) Bonds repurchases	239,273	-	239,273	-
(+) Income tax of extraordinary items	187,356	21,071	251,418	(40,291)
(=) Total of extraordinary items	144,844	(40,902)	20,489	78,211

ADJUSTED NET INCOME*	1,201,640	61,303	2,408,543	1,295,098

*Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income (loss), without cash effect.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)

	For the three-month period ended on		For the year ended on
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cash flows from operating activities
Net income (loss) for the year	1,056,796	102,205	2,388,054	1,216,887
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	683,840	539,672	2,499,104	2,074,295
Impairment of non-financial assets	411,925	-	411,925	-
Equity in earnings of unconsolidated companies	(74,674)	2,376	(152,569)	17,050
Exchange variation, net	269,642	(45,299)	204,291	247,555
Losses (Gains) on financial instruments, net	982	(1,153)	774	15,118
Post-employment benefits	52,016	46,437	203,689	165,487
Long-term incentive plans	31,491	9,469	62,801	43,895
Income tax	674,477	193,307	1,107,624	457,833
Losses (Gains) on disposal of property, plant and equipment	3,607	3,819	(18,482)	2,129
Impairment of financial assets	(7,999)	5,349	64,132	21,044
Provision (reversal) of tax, civil, labor and environmental liabilities, net	246,999	43,692	477,518	38,417
Tax credits recovery	(901,559)	(280,133)	(1,358,744)	(402,499)
Interest income on short-term investments	(29,556)	(28,438)	(99,359)	(72,784)
Interest expense on loans	251,554	181,893	1,022,460	938,120
Interest on loans with related parties	(2,031)	(2,110)	(8,277)	(4,767)
Reversal of net realisable value adjustment in inventory	(5,866)	(27,438)	(40,697)	24,665
	2,661,644	743,648	6,764,244	4,782,445
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	257,384	770,250	(527,722)	656,831
(Increase) Decrease in inventories	(627,860)	1,219,552	(428,263)	1,556,713
Increase (Decrease) in trade accounts payable	1,065,916	(42,071)	1,014,800	(642,699)
(Increase) Decrease in other receivables	(29,030)	(25,707)	369,076	146,825
Decrease in other payables	49,292	(20,936)	182,934	(462,906)
Dividends from jointly-controlled entities	75,323	5,085	94,937	44,037
Purchases of short-term investments	(937,852)	(2,506,136)	(3,224,158)	(3,676,744)
Proceeds from maturities and sales of short-term investments	924,268	12,418	3,924,799	521,616
Cash provided by operating activities	3,439,085	156,103	8,170,647	2,926,118

Interest paid on loans and financing	(401,486)	(261,928)	(1,079,981)	(945,027)
Interest paid on lease liabilities	(14,503)	(20,490)	(61,727)	(83,620)
Income and social contribution taxes paid	(428,367)	(33,750)	(621,033)	(254,679)
Net cash provided (used) by operating activities	2,594,729	(160,065)	6,407,906	1,642,792

Cash flows from investing activities
Purchases of property, plant and equipment	(548,910)	(485,960)	(1,650,778)	(1,746,600)
Proceeds from sales of property, plant and equipment, investments and other intangibles	6,663	1,498	61,275	21,805
Purchases of other intangibles	(71,185)	(35,872)	(154,250)	(100,313)
Advance for future investment in equity interest	-	-	-	(94,687)
Capital decrease (increase) in joint venture	-	20,344	(42,782)	20,344
Payment for business combination	(442,542)	-	(442,542)	-
Net cash (used) provided in investing activities	(1,055,974)	(499,990)	(2,229,077)	(1,899,451)

Cash flows from financing activities
Dividends and interest on capital paid	(204,078)	(67,954)	(274,815)	(484,173)
Proceeds from loans and financing	1,176,770	2,112,754	3,120,745	5,585,573
Repayment of loans and financing	(1,818,818)	(1,014,210)	(5,084,028)	(4,885,083)
Leasing payment	(64,542)	(60,511)	(247,914)	(161,824)
Intercompany loans, net	27,694	52,466	(7,777)	(64,089)
Net cash (used) provided in financing activities	(882,974)	1,022,545	(2,493,789)	(9,596)

Exchange variation on cash and cash equivalents	(209,705)	(12,254)	290,512	17,763

Increase (Decrease) in cash and cash equivalents	446,076	350,236	1,975,552	(248,492)
Cash and cash equivalents at beginning of year	4,171,128	2,291,416	2,641,652	2,890,144
Cash and cash equivalents at end of year	4,617,204	2,641,652	4,617,204	2,641,652